

March 18, 2011

via U.S. mail and facsimile

John M. Dionisio, Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

   RE: **AECOM Technology Corporation**
      Form 10-K for the Fiscal Year Ended September 30, 2010
      Filed November 22, 2010
      File No. 0-52423

Dear Mr. Dionisio:

   We have reviewed your amended reports filed February 25, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We note the disclosure on pages 4 and 11 in your filing that you provide urban planning services to, and have personnel in, the Middle East, a region that can be understood to include Iran, Syria, and Sudan. Also, it appears from the website of your magazine Now that you are involved in an urban design project in Damascus, Syria. In addition, we are aware of an April 2010 news report indicating that you are providing the masterplan for an upcoming urban

construction project in Syria, with Davis Langdon, which you have acquired in October 2010, as the cost consultant.

Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include any information about contacts with those countries in your Form 10-K. Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your letter to us dated March 7, 2007. Your response should describe any goods, services, technology, software, information, or support that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

2. Please discuss in your response the materiality of the contacts with Iran, Syria, and Sudan, you describe in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

Definitive Proxy Statement Filed on January 21, 2011

General

3. We note that you did not check the box on your Form 10-K indicating that no disclosure of delinquent Form 3, 4 or 5 filers is included in the 10-K or proxy statement. However, such disclosure does not appear in your filings. Please tell us supplementally, with a view toward future disclosure, what disclosure should have been included in response to Item 405 of Regulation S-K.

Certain Relationships and Related Transactions, page 29

4. In future filings, please clarify the nature of the 'certain services' that TCC
    provides to THR under the Shared Services Agreement. With respect to this
    agreement and the Occupancy Agreement, please also disclose any optional or
    required periodic payments due during the term of these agreements. Please see
    Instruction 3.a. to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 33

Benchmarking, page 35

5. We note your discussion in this section, including your statement on page 36 that
    the "expanded peer group provides a more robust sample against which to
    benchmark compensation" and your statement on page 38 that "[w]e use the 50th
    percentile of our peer group companies and the broader market as a base line for
    base salary compensation for our named executive officers." Your disclosure
    appears to indicate that you benchmark total compensation and certain elements
    of compensation. Please revise in future filings to provide the information
    required by Item 402(b)(2)(xiv) of Regulation S-K. Please also revise in future
    filings to disclose where actual compensation fell as compared to the benchmark
    and, if applicable, explain why actual compensation fell above or below the
    benchmark. For additional guidance, please refer to Question 118.05 of our
    Regulation S-K Compliance and Disclosure Interpretations, available on the
    Corporation Finance portion of our website.

Short-Term Incentive Compensation, page 40

6. We note that the financial metrics used to determine the amount of short-term
    incentive compensation to award to the named executive officers were
    supplemented by certain qualitative achievements, including individual
    accomplishments. In future filings, for each named executive officer, please
    detail the elements of individual performance and contribution that are taken into
    account when making this determination. Refer to Item 402(b)(2)(vii) of
    Regulation S-K.

Long-Term Incentive Compensation, page 40

7. We note that the PEP2010 awards are based on the three-year performance of
    growth in EBITDA and return on investment. We further note your statement that
    the "specific performance goal levels reflect confidential, internal financial targets
    at the time the awards are established." Please provide your analysis
    supplementally as to how you would be competitively harmed if the specific
    performance goals or targets for the PEP2010 awards were disclosed, using the

standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. In future filings, please disclose the target and maximum performance levels for each performance goal. See Item 402(b)(2)(v) and (vi) of Regulation S-K. In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Act Rule 406 or Securities Exchange Act Rule 24b-2, please discuss in future filings how difficult it will be for you to achieve the undisclosed target levels. Please refer to Instruction No. 4 to Item 402(b). We note your disclosure that the goals for the PEP2010 performance period are challenging, but achievable and your percentage payouts in past years.

8. We note that the Compensation/Organization Committee considered certain qualitative results and individual contributions when granting the actual long-term incentive compensation awards for 2010. In future filings, please identify the qualitative results and describe how these results factored into the Compensation/Organization Committee's compensation decision. Additionally, in future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this compensation decision. Refer to Item 402(b)(2)(vii) of Regulation S-K.

9. We note your statement that "[g]iven AECOM's achievement of the PEP2008 goals, our named executive officers received payments from PEP2008 at 120% of target award amounts." In future filings, please disclose the performance goals, the target and maximum levels for each performance goal, and actual results achieved by the company. Refer to Item 402(b)(2)(v) and (vi) of Regulation S-K. Please show us supplementally what your disclosure would have looked like for the PEP2008 awards.

Form 10-Q For the Fiscal Quarter Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

10. We note your response to comment six in our letter dated January 21, 2011; however, we reissue the comment as we note that you did not provide this information in your Form 10-Q for the period ended December 31, 2010. In future Exchange Act filings, please discuss in more detail the affirmative and negative financial covenants for each credit facility and the unsecured senior notes. For the unsecured revolving credit facility, please also disclose the negative covenants relating to your net worth and leverage.

Exhibits 31.1 and 31.2

11. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief